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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PENSON WORLDWIDE, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
709600 10 0
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: TCV V, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,767,112 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,767,112 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,767,112 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV Member Fund, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		71,651 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		71,651 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

71,651 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,838,763 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,838,763 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,838,763 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		25,000 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,838,763 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,000 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

3,838,763 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,863,763 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Includes options issued under the Penson Worldwide, Inc. 2000 Stock Incentive Plan and held directly by Mr. Drew which can be exercised for a total of 25,000 shares of Common Stock. Please see Item 5.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,838,763 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,838,763 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,838,763 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,838,763 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,838,763 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,838,763 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS JR.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,838,763 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,838,763 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,838,763 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: WILLIAM J. G. GRIFFITH IV

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,838,763 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,838,763 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,838,763 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: HENRY J. FEINBERG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,838,763 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,838,763 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,838,763 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Penson Worldwide, Inc., a Delaware corporation (“Penson” or the “Company”). The Company’s principal executive offices are located at 1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) John L. Drew (“Mr. Drew”), (5) Richard H. Kimball (“Mr. Kimball”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Jon Q. Reynolds Jr. (“Mr. Reynolds”), (8) William J. G. Griffith IV (“Mr. Griffith”), and (9) Henry J. Feinberg (“Mr. Feinberg”) (Mr. Drew, Mr. Kimball, Mr. Hoag, Mr. Reynolds, Mr. Griffith and Mr. Feinberg are collectively referred to as the “Members”). TCV V, Member Fund, Management V and the Members are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV V, Member Fund and Management V are each principally engaged in the business of investing in securities of privately and publicly held companies. Management V is the sole general partner of TCV V and a general partner of the Member Fund. The address of the principal business and office of each of TCV V, Strategic Partners IV and Management V is 528 Ramona Street, Palo Alto, California 94301.
Each of the Members is a Class A member of Management V, the Members are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each Member is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV V, Member Fund, Management V or the Members has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Series A Preferred Stock Purchase Agreement dated June 9, 2004, (the “A Purchase Agreement”) by and between the Company on the one hand, and TCV V and Member Fund (“TCV Funds”), on the other hand, the Company agreed to sell and the TCV Funds agreed to purchase an aggregate of 3,265,306 shares of Series A Preferred Stock on June 9, 2004 and 3,112,245 shares of Series A Preferred Stock on August 31, 2004 (collectively, the “A Shares”), at a purchase price of $3.92 per share. In consideration for the A Shares, the TCV Funds paid the Company an aggregate of $12,799,999.52 on June 9, 2004 and $12,200,000.40 on August 31, 2004. Each A Share converted into 0.4167 shares of Common Stock upon the closing of the Company’s initial public offering (the “IPO”), such that the TCV Funds received an aggregate of 2,657,312 shares of Common Stock as a result of such conversion.
The source of the funds for the acquisition of the A Shares by the TCV Funds was capital contributions from their respective partners.
Pursuant to the terms of a Series B Preferred Stock Purchase Agreement dated September 30, 2005 (the “B Purchase Agreement”) by and among the Company on the one hand, and the TCV Funds, on the other hand, the Company agreed to sell and the TCV Funds agreed to purchase an aggregate of 2,253,623 shares of Series B Preferred Stock (the “B Shares”), at a purchase price of $4.4373 per share. In consideration for the B Shares, the TCV Funds paid the Company an aggregate of $10,000,001.34. Each B Share converted into 0.3035 shares of Common Stock upon the closing of the IPO, such that the TCV Investors received an aggregate of 683,994 shares of Common Stock as a result of such conversion.
The source of the funds for the acquisition of the B Shares by the TCV Funds was capital contributions from their respective partners.
Pursuant to the terms of the Restated Certificate of Incorporation dated September 30, 2006 (the “Certificate”) each of the holders of A Shares and B Shares received payment of accrued and unpaid dividends upon the closing of the Offering in the form of Common Stock valued at the IPO price, such that TCV V and the Member Fund received 181,520 and 3,437 shares, respectively shares of Common Stock as a result of such conversion.
On May 22, 2006, TCV Investors purchased an aggregate of 312,500 shares of Common Stock from the underwriters of Company’s IPO at $17.00 per share (the “IPO Shares”).
The source of funds for the acquisition of the IPO Shares by TCV V and Member Fund was capital contributions from their respective partners.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on May 22, 2006, TCV V, Member Fund, Management V and the Members owned, directly and indirectly, an aggregate of 3,863,763 shares as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares(*)

TCV V	3,767,112	15.8% (**)

Member Fund	71,651	Less than 1% (**)

Management V	3,838,763	16.1% (**)

Mr. Drew	3,863,763	16.1% (**)(***)

Mr. Kimball	3,838,763	16.1% (**)

Mr. Hoag	3,838,763	16.1% (**)

Mr. Reynolds	3,838,763	16.1% (**)

Mr. Griffith	3,838,763	16.1% (**)

Mr. Feinberg	3,838,763	16.1% (**)

(*) all percentages in this table are based on the 23,922,164 shares of Common Stock of the Company outstanding as reported on the Company’s 424(b)(4) filed with the Securities and Exchange Commission on May 18, 2006.
(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.
(***) Includes options issued under the Company’s 2000 Stock Incentive Plan and held directly by Mr. Drew which can be exercised for a total of 25,000 shares of Common Stock.
Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares by the TCV Funds and has the sole power to direct the voting of its respective shares held by the TCV Funds. Management V, as a general partner of the TCV Funds, may also be deemed to have the sole power to dispose or direct the disposition of the shares and held by the TCV Funds and have the sole power to direct the vote of the shares held by the TCV Funds. Management V disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Each of the Members is a Class A member of Management V. Under the operating agreement of Management V,, the Members have the shared power to dispose or direct the disposition of the shares held by TCV Funds and the shared power to direct the vote of the shares held by the TCV Funds. Each of the Members disclaims beneficial ownership of the securities owned by TCV Funds except to the extent of their pecuniary interest therein.
Mr. Drew has the sole power to dispose and direct the disposition of the shares received upon exercise of his options issued under the Company’s 2000 Stock Incentive Plan that he owns directly and the sole power to direct the vote of the shares received upon exercise of his options issued under the Company’s 2000 Stock Incentive Plan that he owns directly.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the last 60 days.
(d). Not applicable.
(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
REGISTRATION RIGHTS AGREEMENT
Pursuant to the Amended and Restated Rights Agreement dated September 30, 2005 (the “Rights Agreement”) by and between the Company on the one hand, and TCV Funds and certain other parties on the other hand, the Company agreed to register, to the extent requested by the TCV Funds, shares of capital stock of the Company held by TCV Funds. Such registration rights include rights to request inclusion of the shares held by the TCV Funds in subsequent offerings initiated by the Company as well as to request of registration of their shares on Forms S-1 and S-3, in all cases subject to certain limitations as set forth in the Rights Agreement. The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations. The Company has agreed to indemnify the TCV Funds and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.
A copy of the Rights Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1    Joint Filing Agreement
Exhibit 2    Amended and Restated Rights Agreement dated September 30, 2005 (incorporated by reference from Exhibit 4.3 to the Penson Worldwide Inc.’s Registration Statement on Form S-1/A filed on October 19, 2005)
Exhibit 3    Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24,2006

TCV V, L.P.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

HENRY J. FEINBERG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1    Joint Filing Agreement
Exhibit 2    Amended and Restated Rights Agreement dated September 30, 2005 (incorporated by reference from Exhibit 4.3 to the Penson Worldwide Inc.’s Registration Statement on Form S-1/A filed on October 19, 2005)
Exhibit 3    Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006